October 26, 1999

Philip A. Barach
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017

Daniel K. Osborne
Executive Vice President and Chief Operating Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017

Gentlemen:

This is to inform you that the Board of Directors of Impac Commercial Holdings, Inc. (the "Company") has unanimously voted to reject the proposal (the "Apex Proposal") embodied in the letter dated September 7, 1999 to the Company from Apex Mortgage Capital, Inc. ("Apex"). Among other things, after consultation with its independent financial advisor, Bear, Stearns & Co. Inc., the Board unanimously concluded that the Apex Proposal did not constitute a "Superior Proposal" within the meaning of Section 6.7(b) of the Agreement and Plan of Merger dated as of August 4, 1999 by and between the Company and AMRESCO Capital Trust ("AMRESCO"). Accordingly the Board has directed its officers and representatives not to pursue discussions, negotiations or exchanges of information with Apex.

The principal reasons for the Board's determination will be set forth more fully in the Company's proxy materials relating to the AMRESCO transaction. On a fundamental level, the Board does not believe that a strategic alliance with Apex represents an attractive opportunity for the Company and its shareholders. The Company was not and is not for sale. Rather pursuant to a strategic combination with AMRESCO, the Board is selecting to pursue a business plan which it believes will result in enhanced value for the Company's shareholders. Accordingly even if the AMRESCO transaction were not to be consummated, the Board would not seek such an alliance with Apex but would explore other strategic alternatives.


Sincerely,



/s/ Wesley R. Edens
--------------------
Wesley R. Edens
Chairman of the Board
Chief Executive Officer